Exhibit 99.1

100 University Avenue, 8th Floor
April 7, 2016	Toronto ON, M5J 2Y1
www.computershare.com

To:	All Canadian Securities Regulatory Authorities

Subject: PROGRESSIVE WASTE SOLUTIONS LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 15, 2016
Record Date for Voting (if applicable) :	April 15, 2016
Beneficial Ownership Determination Date :	April 15, 2016
Meeting Date :	May 26, 2016
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	74339G101	CA74339G1019

Sincerely,

Computershare
Agent for PROGRESSIVE WASTE SOLUTIONS LTD.